UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

ALLIS-CHALMERS ENERGY INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

019645407

(CUSIP Number)

Seth R. Molay, P.C.

Akin Gump Strauss Hauer & Feld LLP

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201

(214) 969-4780

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 19, 2009

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 18 Pages

Exhibit Index: Page 7

CUSIP No. 019645407	Page 2 of 18 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Alejandro Pedro Bulgheroni

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ X ]

3	SEC Use Only
4	Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[     ]

6	Citizenship or Place of Organization

Argentina/Italy

	7	Sole Voting Power
Number of Shares		3,856,000
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 3,856,000
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,856,000

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[	]
13	Percent of Class Represented By Amount in Row (11)

10.9%

14	Type of Reporting Person (See Instructions)

IN

CUSIP No. 019645407	Page 3 of 18 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

Associated Petroleum Investors Ltd.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ X ]

3	SEC Use Only
4	Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[     ]

6	Citizenship or Place of Organization

British Virgin Islands

	7	Sole Voting Power
Number of Shares		3,845,000
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 3,845,000
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,845,000

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[     ]

13	Percent of Class Represented By Amount in Row (11)

10.8%

14	Type of Reporting Person (See Instructions)

CO

CUSIP No. 019645407	Page 4 of 18 Pages

This Amendment No. 4 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of Allis-Chambers Energy Inc., a Delaware corporation (the “Issuer”). This Amendment No. 4 supplementally amends the initial statement on Schedule 13D, dated August 24, 2006, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined in the Initial Statement). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows to report the acquisition of additional Shares by the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the acquisitions of Shares by the Reporting Persons subsequent to the filing of Amendment No. 3 was the working capital of the Reporting Persons. The total purchase price for such Shares was approximately $2,196,694.

Item 4.	Purpose of Transaction.

The Shares were acquired in the ordinary course of business and were not acquired with the purpose or intent of changing or influencing the control of the Issuer. The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)        (i) As of October 28, 2008, the number of Shares outstanding was 35,513,739 according to the Issuer’s Form 10-Q filed on November 4, 2008. As of the date hereof, Mr. Bulgheroni may be deemed the beneficial owner of 3,856,000 Shares (approximately 10.9% of the total number of Shares outstanding). This number includes: (A) 11,000 Shares held for the benefit of Mr. Bulgheroni; (B) 2,845,000 Shares held for the account of Associated Petroleum Investors Ltd. (“API”); and (C) 1,000,000 Shares held for the account of Global Oilfield Holdings Ltd (“Global”).

            (ii)  As of the date hereof, API may be deemed the beneficial owner of 3,845,000 Shares (approximately 10.8% of the total number of Shares outstanding). This number includes: (A) 2,845,000 Shares held for the account of API; and (B) 1,000,000 Shares held for the account of Global.

(b)       (i) As of the date hereof, Mr. Bulgheroni (as a result of his positions with API and Global) may be deemed to have the sole power to direct the voting and disposition of 3,856,000 Shares. This number includes: (A) 11,000 Shares held for the benefit of Mr. Bulgheroni; (B) 2,845,000 Shares held for the account of API; and (C) 1,000,000 Shares held for the account of Global.

           (ii)  As of the date hereof, API (by virtue of its ownership of Global) may be deemed to have the sole power to direct the voting and disposition of 3,845,000 Shares. This number includes: (A) 2,845,000 Shares held for the account of API; and (B) 1,000,000 Shares held for the account of Global.

(c)        Except as set forth in Exhibit A attached hereto, there have been no transactions effected with respect to the Shares by any of the Reporting Persons in the past 60 days.

(d)       Global has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for its account.

(e)	Not applicable.

CUSIP No. 019645407	Page 5 of 18 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer.

On February 13, 2009, API entered into a stock purchase agreement (the “February 13 Stock Purchase Agreement”) with Munawar H. Hidayatallah (“Mr. Hidayatallah”) and Janyne P. Hidayatallah (“Ms. Hidayatallah”), as trustees of the Hidayatallah Family Trust (the “Trust”). Pursuant to the February 13 Stock Purchase Agreement, API purchased 100,000 Shares from the Trust for an aggregate purchase price of $267,000.

On February 19, 2009, API entered into a stock purchase agreement (the “February 19 Stock Purchase Agreement”) with Mr. Hidayatallah and Ms. Hidayatallah, as trustees of the Trust. Pursuant to the February 19 Stock Purchase Agreement, API purchased 400,000 Shares from the Trust for an aggregate purchase price of $920,000.

Copies of the February 13 Stock Purchase Agreement and the February 19 Stock Purchase Agreement are incorporated by reference hereto as Exhibits B and C, respectively, and incorporated herein by reference in response to this Item 6. The foregoing descriptions of the February 13 Stock Purchase Agreement and the February 19 Stock Purchase Agreement do not purport to be complete and are qualified in their entirety by the terms of such documents which are incorporated herein by reference.

Except as set forth herein and in the Initial Statement, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP No. 019645407	Page 6 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 23, 2009	ASSOCIATED PETROLEUM INVESTORS LTD.

By:	/s/ Alejandro Pedro Bulgheroni
Name:	Alejandro Pedro Bulgheroni
Title:	President

Date: February 23, 2009	ALEJANDRO PEDRO BULGHERONI

/s/ Alejandro Pedro Bulgheroni

CUSIP No. 019645407	Page 7 of 18 Pages

EXHIBIT INDEX

Page No.

A.	Schedule of transactions in the Shares effected in the past 60 days	8
B.	Stock Purchase Agreement, dated as of February 13, 2009, by and between Munawar H. Hidayatallah and Jayne P. Hidayatallah, as trustees of the Hidayatallah Family Trust and Associated Petroleum Investors Ltd.	9
C.	Stock Purchase Agreement, dated as of February 19, 2009, by and between Munawar H. Hidayatallah and Jayne P. Hidayatallah, as trustees of the Hidayatallah Family Trust and Associated Petroleum Investors Ltd.	14

CUSIP No. 019645407	Page 8 of 18 Pages

EXHIBIT A

Transactions in the securities of Allis-Chambers Energy Inc. effected in the past 60 days

For the Account of	Date of Transaction	Nature of Transaction	Number of Securities	Price per Share
Associated Petroleum Investors Ltd.	2/13/2009	Privately Negotiated Purchase	100,000	$2.67
Associated Petroleum Investors Ltd.	2/19/2009	Privately Negotiated Purchase	400,000	$2.30
Associated Petroleum Investors Ltd.	2/20/2009	Privately Negotiated Purchase	145,000	$2.25

CUSIP No. 019645407	Page 9 of 18 Pages

Exhibit B

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is made and entered into as of February 13, 2009 (the “Effective Date”) by and between Munawar H. Hidayatallah and Jayne P. Hidayatallah, as trustees of the Hidayatallah Family Trust (the “Trust”) (such individuals being referred to herein collectively, in such trustee capacities, as “Sellers”) and Associated Petroleum Investors Ltd. (“Purchaser”).

WHEREAS, Sellers are holders of shares of Common Stock, par value $0.01 per share (“Common Stock”), of Allis Chalmers Energy Inc., a Delaware corporation (the “Corporation”); and

WHEREAS, Sellers desire to sell 100,000 shares (the “Shares”) of Common Stock to Purchaser, pursuant to the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, Purchaser desires to purchase the Shares from Sellers, pursuant to the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1.          Purchase and Sale of the Shares. Upon the execution of this Agreement, Sellers shall deliver and sell to Purchaser the Shares in book-entry form to an account designated by the Purchaser, and Purchaser shall deliver to Sellers in an account designated by Sellers aggregate consideration of U.S. $267,000 as full payment for the Shares (the “Purchase Price”).

Section 2.          Representations of Sellers. Sellers represent and warrant to, and covenant with, Purchaser as of the date hereof as follows:

 (a)        The Trust is validly formed and exists under the laws of the State of California.

(b)        Sellers have all requisite power and authority to execute and deliver into this Agreement and to consummate the transactions contemplated hereby.

(c)         This Agreement has been duly executed and delivered by Sellers and constitutes a valid and binding obligation of Sellers, enforceable against Sellers in accordance with its terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights of creditors or general principles of equity.

(d)        The execution and delivery of this Agreement by Sellers and the consummation by Sellers of the transactions contemplated hereby will not (A) violate any provision of any existing law, statute, rule, regulation or ordinance applicable to Sellers or (B) conflict with, result in any breach of or constitute a default under (1) the declaration of trust or other formation documents of the Trust, (2) any order, writ, judgment, award or decree of any court, governmental authority, bureau or agency to which either of the Sellers is a party or by which either of the Sellers may be bound or (3) any contract or other agreement or undertaking to which either of the Sellers is a party or by which either of the Sellers may be bound.

(e)         No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, is

CUSIP No. 019645407	Page 10 of 18 Pages

required by or with respect to either of the Sellers in connection with the execution and delivery of this Agreement or the consummation by either of the Sellers of the transactions contemplated hereby.

(f)         Upon delivery of and payment for the Shares to be sold by Sellers pursuant to this Agreement, good and marketable title to the Shares will pass to Purchaser, free of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever, other than restrictions on transfer arising under applicable securities laws.

Section 3.          Representations of Purchaser. Purchaser represents and warrants to, and covenants with, Sellers as of the date hereof as follows:

(a)         Purchaser is a company duly organized, validly existing and in good standing under the laws of the British Virgin Islands.

(b)        Purchaser has all requisite power and authority to execute and deliver into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Purchaser.

(c)         This Agreement has been duly executed and delivered by Purchaser and constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights of creditors or general principles of equity.

(d)        The execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby will not (A) violate any provision of any existing law, statute, rule, regulation or ordinance applicable to Purchaser or (B) conflict with, result in any breach of or constitute a default under (1) the organizational and formation documents of Purchaser, (2) any order, writ, judgment, award or decree of any court, governmental authority, bureau or agency to which Purchaser is a party or by which Purchaser may be bound or (3) any contract or other agreement or undertaking to which Purchaser is a party or by which Purchaser may be bound.

(e)         No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement or the consummation by Purchaser of the transactions contemplated hereby.

(f)         Purchaser is acquiring the Shares for its own account for investment purposes only and not with a view to, or for sale in connection with, any distribution of shares of Common Stock.

(g)        Purchaser acknowledges that the offer and sale of the Shares pursuant to this Agreement have not been registered under the Securities Act of 1933 (the “Securities Act”), or under any applicable blue sky laws.

(h)        Purchaser understands that the Shares are “restricted securities” (as such term is used in Rule 144 promulgated under the Securities Act), and that the Shares may not be offered for sale, sold or otherwise transferred, assigned, pledged or hypothecated, except pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act.

Section 4.          Registration Rights. Sellers shall use their best efforts to cause the Corporation to include the Shares with the shares of Common Stock that are covered by that certain Investors Rights Agreement dated as of August 14, 2006, by and among the Corporation and the Investors (including Purchaser) party thereto (the “Investors Rights Agreement”) so that the subsequent offer and sale of the

CUSIP No. 019645407	Page 11 of 18 Pages

Shares by the Purchaser may be registered with the Securities and Exchange Commission under the Securities Act at the same time as the offer and sale of Purchaser’s other shares of Common Stock that are the subject of the Investors Rights Agreement are so registered.

                Section 5.               Miscellaneous.

                (a)         Amendment and Modification. All amendments, supplements and modifications to this Agreement shall be in writing and shall be signed by each of the parties hereto.

(b)        Counterparts. This Agreement may be executed in multiple counterparts, each of which, when executed, shall be deemed an original, and all of which shall together constitute one and the same instrument.

(c)         Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Texas.

(d)        Further Assurances. If any further action is necessary or reasonably desirable to carry out this Agreement’s purposes, each party will take such further action (including executing and delivering any further instruments and documents and providing any reasonably requested information) as the other party reasonably may request.

(e)         Survival of Representations, Warranties and Covenants. Each representation, warranty, covenant and obligation in this Agreement will survive the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement until the date that is 12 months after the Effective Date, and will not be affected by any investigation by or on behalf of the other party to this Agreement.

(f)         Indemnification. Sellers, on the one hand, and Purchaser, on the other hand, will each indemnify and hold harmless the other from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, legal fees and expenses) suffered or incurred by any such indemnified party to the extent arising from any breach of any representation or warranty of the indemnifying party contained in this Agreement or any breach by the indemnifying party, or failure by the indemnifying party to fulfill, any covenant or agreement contained herein. In no event shall Seller’s or Purchaser’s aggregate obligation to indemnify the other under this Section 5(f) exceed the Purchase Price. IN NO EVENT SHALL SELLERS OR PURCHASER BE LIABLE UNDER THIS SECTION 5(f) OR OTHERWISE IN RESPECT OF THIS AGREEMENT FOR ANY DAMAGES OTHER THAN DIRECT DAMAGES.

(g)        Notices. All notices, requests and other communications provided for or permitted to be given under this Agreement must be in writing and given by personal delivery, by certified or registered United States mail (postage prepaid, return receipt requested), by a nationally recognized overnight delivery service for next day delivery, or by facsimile transmission, as follows (or to such other address as any party may give in a notice given in accordance with the provisions hereof):

If to Sellers:	Munawar H. Hidayatallah & Jayne P. Hidayatallah, as trustees of the Hidayatallah Family Trust c/o Allis-Chalmers Energy Inc. 5075 Westheimer, Suite 890 Facsimile: (713) 369-0555

CUSIP No. 019645407	Page 12 of 18 Pages

If to Purchaser:	Palm Grove House Road Town, Tortola British Virgin Islands Attention: Atílio Palmeiro Facsimile: 5411/4310/4562
with a copy (which shall not constitute notice) to:	Akin Gump Strauss Hauer & Feld LLP 1700 Pacific Avenue, Suite 4100 Dallas, TX 75201 Attention: Seth R. Molay, P.C. Facsimile: (214) 969-4343

All notices, requests or other communications will be effective and deemed given only as follows: (i) if given by personal delivery, upon such personal delivery, (ii) if sent by certified or registered mail, on the fifth business day after being deposited in the United States mail, (iii) if sent for next day delivery by overnight delivery service, on the date of delivery as confirmed by written confirmation of delivery, (iv) if sent by facsimile, upon the transmitter’s confirmation of receipt of such facsimile transmission, except that if such confirmation is received after 5:00 p.m. (in the recipient’s time zone) on a business day, or is received on a day that is not a business day, then such notice, request or communication will not be deemed effective or given until the next succeeding business day. Notices, requests and other communications sent in any other manner, including by electronic mail, will not be effective.

(h)        Headings. The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

(i)         Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter of this Agreement.

(Signature page follows)

CUSIP No. 019645407	Page 13 of 18 Pages

IN WITNESS WHEREOF, this Agreement has been executed by and on behalf of each of the parties as of the date first written above.

SELLERS:

By: /s/ Munawar Hidayatallah

Munawar Hidayatallah, as trustee for
the Hidayatallah Family Trust

By: /s/ Jayne Hidayatallah

Jayne Hidayatallah, as trustee for the Hidayatallah Family Trust

PURCHASER:

ASSOCIATED PETROLEUM INVESTORS LTD.

By: /s/ Atílio Palmeiro

Name: Atílio Palmeiro

Title: Director

CUSIP No. 019645407	Page 14 of 18 Pages

Exhibit C

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is made and entered into as of February 19, 2009 (the “Effective Date”) by and between Munawar H. Hidayatallah and Jayne P. Hidayatallah, as trustees of the Hidayatallah Family Trust (the “Trust”) (such individuals being referred to herein collectively, in such trustee capacities, as “Sellers”) and Associated Petroleum Investors Ltd. (“Purchaser”).

WHEREAS, Sellers are holders of shares of Common Stock, par value $0.01 per share (“Common Stock”), of Allis Chalmers Energy Inc., a Delaware corporation (the “Corporation”); and

WHEREAS, Sellers desire to sell 400,000 shares (the “Shares”) of Common Stock to Purchaser, pursuant to the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, Purchaser desires to purchase the Shares from Sellers, pursuant to the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1.          Purchase and Sale of the Shares. Upon the execution of this Agreement, Sellers shall deliver and sell to Purchaser the Shares in book-entry form to an account designated by the Purchaser, and Purchaser shall deliver to Sellers in an account designated by Sellers aggregate consideration of U.S. $920,000 as full payment for the Shares (the “Purchase Price”).

Section 2.          Representations of Sellers. Sellers represent and warrant to, and covenant with, Purchaser as of the date hereof as follows:

 (a)        The Trust is validly formed and exists under the laws of the State of California.

(b)        Sellers have all requisite power and authority to execute and deliver into this Agreement and to consummate the transactions contemplated hereby.

(c)         This Agreement has been duly executed and delivered by Sellers and constitutes a valid and binding obligation of Sellers, enforceable against Sellers in accordance with its terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights of creditors or general principles of equity.

(d)        The execution and delivery of this Agreement by Sellers and the consummation by Sellers of the transactions contemplated hereby will not (A) violate any provision of any existing law, statute, rule, regulation or ordinance applicable to Sellers or (B) conflict with, result in any breach of or constitute a default under (1) the declaration of trust or other formation documents of the Trust, (2) any order, writ, judgment, award or decree of any court, governmental authority, bureau or agency to which either of the Sellers is a party or by which either of the Sellers may be bound or (3) any contract or other agreement or undertaking to which either of the Sellers is a party or by which either of the Sellers may be bound.

(e)         No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, is

CUSIP No. 019645407	Page 15 of 18 Pages

required by or with respect to either of the Sellers in connection with the execution and delivery of this Agreement or the consummation by either of the Sellers of the transactions contemplated hereby.

(f)         Upon delivery of and payment for the Shares to be sold by Sellers pursuant to this Agreement, good and marketable title to the Shares will pass to Purchaser, free of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever, other than restrictions on transfer arising under applicable securities laws.

Section 3.          Representations of Purchaser. Purchaser represents and warrants to, and covenants with, Sellers as of the date hereof as follows:

(a)         Purchaser is a company duly organized, validly existing and in good standing under the laws of the British Virgin Islands.

(b)        Purchaser has all requisite power and authority to execute and deliver into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Purchaser.

(c)         This Agreement has been duly executed and delivered by Purchaser and constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights of creditors or general principles of equity.

(d)        The execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby will not (A) violate any provision of any existing law, statute, rule, regulation or ordinance applicable to Purchaser or (B) conflict with, result in any breach of or constitute a default under (1) the organizational and formation documents of Purchaser, (2) any order, writ, judgment, award or decree of any court, governmental authority, bureau or agency to which Purchaser is a party or by which Purchaser may be bound or (3) any contract or other agreement or undertaking to which Purchaser is a party or by which Purchaser may be bound.

(e)         No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement or the consummation by Purchaser of the transactions contemplated hereby.

(f)         Purchaser is acquiring the Shares for its own account for investment purposes only and not with a view to, or for sale in connection with, any distribution of shares of Common Stock.

(g)        Purchaser acknowledges that the offer and sale of the Shares pursuant to this Agreement have not been registered under the Securities Act of 1933 (the “Securities Act”), or under any applicable blue sky laws.

(h)        Purchaser understands that the Shares are “restricted securities” (as such term is used in Rule 144 promulgated under the Securities Act), and that the Shares may not be offered for sale, sold or otherwise transferred, assigned, pledged or hypothecated, except pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act.

Section 4.          Registration Rights. Sellers shall use their best efforts to cause the Corporation to include the Shares with the shares of Common Stock that are covered by that certain Investors Rights Agreement dated as of August 14, 2006, by and among the Corporation and the Investors (including Purchaser) party thereto (the “Investors Rights Agreement”) so that the subsequent offer and sale of the

CUSIP No. 019645407	Page 16 of 18 Pages

Shares by the Purchaser may be registered with the Securities and Exchange Commission under the Securities Act at the same time as the offer and sale of Purchaser’s other shares of Common Stock that are the subject of the Investors Rights Agreement are so registered.

                Section 5.               Miscellaneous.

(a)         Amendment and Modification. All amendments, supplements and modifications to this Agreement shall be in writing and shall be signed by each of the parties hereto.

(b)        Counterparts. This Agreement may be executed in multiple counterparts, each of which, when executed, shall be deemed an original, and all of which shall together constitute one and the same instrument.

(c)         Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Texas.

(d)        Further Assurances. If any further action is necessary or reasonably desirable to carry out this Agreement’s purposes, each party will take such further action (including executing and delivering any further instruments and documents and providing any reasonably requested information) as the other party reasonably may request.

(e)         Survival of Representations, Warranties and Covenants. Each representation, warranty, covenant and obligation in this Agreement will survive the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement until the date that is 12 months after the Effective Date, and will not be affected by any investigation by or on behalf of the other party to this Agreement.

(f)         Indemnification. Sellers, on the one hand, and Purchaser, on the other hand, will each indemnify and hold harmless the other from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, legal fees and expenses) suffered or incurred by any such indemnified party to the extent arising from any breach of any representation or warranty of the indemnifying party contained in this Agreement or any breach by the indemnifying party, or failure by the indemnifying party to fulfill, any covenant or agreement contained herein. In no event shall Seller’s or Purchaser’s aggregate obligation to indemnify the other under this Section 5(f) exceed the Purchase Price. IN NO EVENT SHALL SELLERS OR PURCHASER BE LIABLE UNDER THIS SECTION 5(f) OR OTHERWISE IN RESPECT OF THIS AGREEMENT FOR ANY DAMAGES OTHER THAN DIRECT DAMAGES.

(g)        Notices. All notices, requests and other communications provided for or permitted to be given under this Agreement must be in writing and given by personal delivery, by certified or registered United States mail (postage prepaid, return receipt requested), by a nationally recognized overnight delivery service for next day delivery, or by facsimile transmission, as follows (or to such other address as any party may give in a notice given in accordance with the provisions hereof):

If to Sellers:	Munawar H. Hidayatallah & Jayne P. Hidayatallah, as trustees of the Hidayatallah Family Trust c/o Allis-Chalmers Energy Inc. 5075 Westheimer, Suite 890 Facsimile: (713) 369-0555

CUSIP No. 019645407	Page 17 of 18 Pages

If to Purchaser:	Palm Grove House Road Town, Tortola British Virgin Islands Attention: Atílio Palmeiro Facsimile: 5411/4310/4562
with a copy (which shall not constitute notice) to:	Akin Gump Strauss Hauer & Feld LLP 1700 Pacific Avenue, Suite 4100 Dallas, TX 75201 Attention: Seth R. Molay, P.C. Facsimile: (214) 969-4343

All notices, requests or other communications will be effective and deemed given only as follows: (i) if given by personal delivery, upon such personal delivery, (ii) if sent by certified or registered mail, on the fifth business day after being deposited in the United States mail, (iii) if sent for next day delivery by overnight delivery service, on the date of delivery as confirmed by written confirmation of delivery, (iv) if sent by facsimile, upon the transmitter’s confirmation of receipt of such facsimile transmission, except that if such confirmation is received after 5:00 p.m. (in the recipient’s time zone) on a business day, or is received on a day that is not a business day, then such notice, request or communication will not be deemed effective or given until the next succeeding business day. Notices, requests and other communications sent in any other manner, including by electronic mail, will not be effective.

(h)        Headings. The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

(i)         Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter of this Agreement.

(Signature page follows)

CUSIP No. 019645407	Page 18 of 18 Pages

IN WITNESS WHEREOF, this Agreement has been executed by and on behalf of each of the parties as of the date first written above.

SELLERS:

By: /s/ Munawar Hidayatallah

Munawar Hidayatallah, as trustee for the
Hidayatallah Family Trust

By: /s/ Jayne Hidayatallah

Jayne Hidayatallah, as trustee for the Hidayatallah Family Trust

PURCHASER:

ASSOCIATED PETROLEUM INVESTORS LTD.

By: /s/ Atílio Palmeiro

Name: Atílio Palmeiro

Title: Director